Exhibit 99.3

Ad hoc Announcement according to Art. 17 Market Abuse Regulation
QIAGEN to return approximately $500 million to shareholders through a synthetic share repurchase
Venlo, the Netherlands, November 4, 2025 – QIAGEN N.V. announces a plan to return up to approximately $500 million to shareholders through a synthetic share repurchase that combines a direct capital repayment with a reverse stock split.

QIAGEN has decided to implement the maximum $500 million value of the mandate given at the Annual General Meeting in June 2025, where shareholders gave virtually unanimous approval for the related resolutions. This approach is designed to return cash to shareholders in a more efficient way than through a traditional open-market repurchase program. It would also enhance earnings per share (EPS) through the reduction in outstanding shares. The synthetic share repurchase will become effective on or about January 7, 2026, and will be settled in line with market convention in the subsequent days.

This type of synthetic share repurchase involves the following three general steps:

(1)The par value of QIAGEN’s common shares (EUR 0.01 per share) will be increased through a transfer from the Share Premium Reserve (included in “Additional Paid-in Capital” on the Company’s balance sheet) to allow for the capital repayment to shareholders.

(2)A reverse stock split will consolidate shares.

(3)The par value will be reduced back to the original level of EUR 0.01 per share and the capital repayment will be paid out directly to shareholders (as of the record date, and where applicable after conversion into U.S. dollars).

Further information on this process will be announced before implementation.

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

ISIN: NL0015001WM6
Frankfurt Stock Exchange, Regulated Market (Prime Standard)

Contacts QIAGEN N.V.:

Corporate Communications
John Gilardi, Tel: +49 2103 29 11711; pr@qiagen.com
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